Exhibit 12.1

Celanese Corporation and Subsidiaries
Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(In $ millions, except ratios)
Earnings:
Pre-tax income from continuing operations before adjustment for noncontrolling interest	1,030	488	941	1,609	321
Subtract
Equity in net earnings of affiliates	(155)	(181)	(246)	(180)	(242)
Add
Net (earnings) loss attributable to non-controlling interests	(6)	19	4	—	—
Income distributions from equity investments	131	176	148	141	262
Amortization of capitalized interest	4	5	3	3	2
Total fixed charges	176	185	217	234	247
Total earnings as defined before fixed charges	1,180	692	1,067	1,807	590
Fixed charges:
Interest expense	120	119	147	172	185
Capitalized interest	5	15	16	9	7
Estimated interest portion of rent expense	51	51	54	53	55
Cumulative preferred stock dividends	—	—	—	—	—
Guaranteed payment to minority shareholders	—	—	—	—	—
Total fixed charges	176	185	217	234	247
Ratio of earnings to fixed charges	6.7x	3.7x	4.9x	7.7x	2.4x